Exhibit 99.1


April 3, 2001

ASE Test Limited (the "Company") announced today that Jason C.S. Chang has resigned his positions as director and Chairman of the Company and Chang Yao Hung-ying has resigned her position as a director of the Company. Mr. Chang and Madam Chang have resigned in order to comply with the particular requirements of the Singapore Companies Act pending their appeal of a recent judgment against them by the District Court of Taipei in Taiwan. The appeal is currently before the High Court in Taiwan. Mr. Chang and Madam Chang will continue to serve as directors, and, in the case of Jason C.S. Chang, Chairman, of Advanced Semiconductor Engineering, Inc., the parent company of ASE Test Limited. Richard H.P. Chang, formerly Vice Chairman of the Company, has been appointed Chairman of the Company in place of Jason C.S. Chang. Richard H.P. Chang is the brother of Jason C.S. Chang.